SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                    IRSA INVERSIONES Y REPRESENTACIONES S.A.
                   ------------------------------------------
                                (Name of Issuer)

                     Common Stock, Ps. 1 Nominal (Par) Value
                   -----------------------------------------
                         (Title of Class of Securities)

                                    450047204
                             ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                 ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 6, 1998
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 10 Pages

                                                              Page 2 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 450047204

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Geosor Corporation

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  New York

                           7        Sole Voting Power
 Number of                                  25,065,163
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0

  Reporting                9       Sole Dispositive Power
   Person                                   25,065,163
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            25,065,163

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]


13       Percent of Class Represented By Amount in Row (11)

                                            13.13%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 450047204

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Soros Fund Management LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  11,391,613
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9       Sole Dispositive Power
   Person                                   11,391,613
   With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            11,391,613

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]


13       Percent of Class Represented By Amount in Row (11)

                                            5.97%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 450047204

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  George Soros (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                25,065,163
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                11,391,613
    Each
  Reporting                9        Sole Dispositive Power
   Person                                 25,065,163
    With
                           10       Shared Dispositive Power
                                          11,391,613

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            36,456,776

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [_]

13       Percent of Class Represented By Amount in Row (11)

                                            19.10%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 10 Pages

                                  SCHEDULE 13D

CUSIP No. 450047204


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Stanley F. Druckenmiller (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [_]
                                                     b.  [x]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  11,391,613
    Each
  Reporting                9       Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            11,391,613

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            11,391,613

12       Check Box If the Aggregate  Amount in Row (11) Excludes Certain Shares*
         [x]

13       Percent of Class Represented By Amount in Row (11)

                                    5.97%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 10 Pages

               This Amendment No. 2 to Schedule 13D relates to shares of Common Stock, with a Ps. 1 nominal (par) value (one Argentine peso) (the "Shares"), of IRSA Inversiones y Representaciones S.A. (the "Issuer"). This Amendment No. 2 supplementally amends the Initial Statement on Schedule 13D dated December 29, 1997 and Amendment No. 1 thereto dated February 23, 1998 (collectively, the "Initial Statement") filed by the Reporting Persons. This Amendment No. 2 on
Schedule 13D is being filed by the Reporting Persons to report that as a result of the recent dispositions of Shares of the Issuer, the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owners has decreased by more than one percent of the total number of outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i)   Geosor Corporation ("Geosor");

               ii)  Soros Fund Management LLC ("SFM LLC");

               iii) George Soros ("Mr. Soros"); and

               iv)  Stanley F. Druckenmiller ("Mr. Druckenmiller").

               This Statement relates to Shares held for the accounts of Geosor and Quantum Realty. Updated information concerning the Managing Directors of SFM LLC is attached hereto as Annex A and incorporated herein by reference.

Item 3.        Source and Amount of Funds or Other Consideration.

               Geosor expended approximately $8,660,104 of its working capital to purchase the securities reported herein as being acquired since March 15, 1998 (60 days prior to the date hereof).

               The Shares held for the accounts of Geosor, Quantum Realty and/or other SFM Clients may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The Shares which may be held in the margin accounts are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 5.        Interest in Securities of the Issuer.


               (a)  (i)  Geosor  may  be  deemed  the  beneficial  owner  of the
25,065,163  Shares  held  for  its  account,   which  includes   2,373,159  GDSs
(approximately 13.13% of the total number of Shares outstanding).

                    (ii) Each of SFM LLC and Mr. Druckenmiller may be deemed the beneficial owner of the 11,391,613 Shares held for the account of Quantum Realty, which includes 987,940 GDSs, (approximately 5.97% of the total number of Shares outstanding).

                                                              Page 7 of 10 Pages


                    (iii) Mr. Soros may be deemed the beneficial owner of 36,456,776 Shares (approximately 19.10% of the total number of Shares outstanding). This number consists of: (A) the 25,065,163 Shares held for the account of Geosor and (B) the 11,391,613 Shares held for the account of Quantum Realty.

               (b) (i) Pursuant to the contract between Quantum Realty and SFM LLC, SFM LLC may be deemed to have the sole power to direct the voting and disposition of the 11,391,613 Shares held for the account of Quantum Realty.

                    (ii) Pursuant to the contract between Quantum Realty and SFM LLC and as a result of the positions held by Mr. Soros and Mr. Druckenmiller with SFM LLC, each of Mr. Soros and Mr. Druckenmiller may be deemed to have shared power to direct the voting and disposition of the 11,391,613 Shares held for the account of Quantum Realty.

                    (iii) Each of Geosor and Mr. Soros (as the sole shareholder and person ultimately in control of Geosor) may be deemed to have the sole power to direct the voting and disposition of the 25,065,163 Shares held for the account of Geosor.

               (c) Except for the transactions disclosed on Annex B hereto, all of which were effected on the Buenos Aires Stock Exchange in routine brokerage transactions, there have been no transactions with respect to the Shares since March 15, 1998 (60 days prior to the date hereof) by any of the Reporting Persons or Quantum Realty.

               (d) (i) The shareholders of Quantum Realty have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Quantum Realty in accordance with their ownership interests in Quantum Realty.

                    (ii) The shareholder of Geosor has the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of Geosor.

               (e) Not applicable.

               The  information set forth above excludes  4,742,363  Shares held for the account of Quantum Dolphin Limited ("Quantum Dolphin"), an Isle of Man corporation. Geosor, certain SFM clients and certain Managing Directors of SFM LLC are shareholders of Quantum Dolphin. Gary Gladstein serves as a director of Quantum Dolphin and of the Issuer. An affiliate of SFM LLC (the "Affiliate") has entered into an arrangement with Consultores Asset Management, S.A. ("Consultores"), the manager of Quantum Dolphin, whereby it provides non-discretionary consulting services to Consultores. Pursuant to such arrangement, the Affiliate does not have the authority to make any management or investment decisions for Quantum Dolphin or Consultores. The Reporting Persons understand that pursuant to a separate arrangement, Consultores may be deemed to have sole voting and dispositive power with respect to Quantum Dolphin's investment in the Shares.

               Each of SFM LLC and Mr. Druckenmiller expressly disclaims beneficial ownership of any Shares not held for the account of Quantum Realty and/or other SFM Clients. Geosor expressly disclaims beneficial ownership of any Shares not held for its account. Mr. Soros expressly disclaims beneficial ownership of any Shares not held for the accounts of Quantum Realty, other SFM Clients and/or Geosor.

                                                              Page 8 of 10 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 13, 1998

                                   GEOSOR CORPORATION

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant Secretary


                                   SOROS FUND MANAGEMENT LLC

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Assistant General Counsel


                                   GEORGE SOROS

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact


                                   STANLEY F. DRUCKENMILLER

                                   By:  /S/ MICHAEL C. NEUS
                                        ---------------------------------------
                                        Michael C. Neus
                                        Attorney-in-Fact

                                                              Page 9 of 10 Pages

                                     ANNEX A


               The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC, as well as the number of Shares, if any, held for the account of each:



                               Scott K. H. Bessent
                                 Walter Burlock
                                Brian J. Corvese
                                  L. Kevin Dann
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                    Ron Hiram
                                Robert K. Jermain
                                 David N. Kowitz
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                   Frank Sica
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren



Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

To the best of the Reporting Persons' knowledge:

         (a)  None of the above persons holds any Shares.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.



                                                                                                          Page 10 of 10 Pages
                                                           ANNEX B

                                          RECENT TRANSACTIONS IN THE COMMON STOCK OF
                                           IRSA INVERSIONES Y REPRESENTACIONES S.A.

                                       Date of              Nature of
For the Account of                   Transaction           Transaction           Number of Shares          Price Per Share
------------------                   -----------           -----------           ----------------          ---------------


Geosor                                 3/20/98                SELL                75,000                     3.6900

                                       3/23/98                SELL                29,300                     3.7248

                                       3/26/98                SELL               155,250                     3.7225

                                       3/27/98                SELL               127,560                     3.7701

                                       3/31/98                SELL                42,500                     3.7653

                                        4/3/98                SELL                50,000                     3.7956

                                        4/3/98                 BUY               152,000                     3.5829

                                        4/6/98                SELL                10,640                     3.6203

                                        4/6/98                SELL               100,000                     3.6291

                                        4/7/98                 BUY                87,170                     3.6194

                                       4/28/98                SELL                50,000                     3.7795

                                       4/29/98                SELL               100,000                     3.7999

                                        5/4/98                SELL               120,000                     3.9456

                                        5/5/98                SELL                50,403                     3.8798

                                        5/5/98                SELL               100,000                     3.8798

                                        5/5/98                SELL               105,597                     3.8798

                                        5/8/98                 BUY             2,000,000                     3.9000

                                        5/8/98                SELL                46,403                     3.8503

                                        5/8/98                SELL                87,170                     3.8503

                                        5/8/98                SELL               666,427                     3.8503

                                        5/8/98                SELL               200,000/1/                 39.0000

Quantum Realty                          5/5/98                SELL               256,000                     3.8759

                                        5/6/98                SELL               384,000                     3.8606

                                        5/6/98                SELL               666,000                     3.8503


--------------

/1/      Sale of 200,000 GDSs (1 GDS = 10 Shares).

